                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        UNIVERSAL HEALTH SERVICES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   913903100
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        65 East 55th Street, 33rd Floor
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 11, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9
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                                  SCHEDULE 13D

CUSIP NO. 030111108                                          PAGE 2 OF 10 PAGES



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2    Check the Appropriate Box If a Member of a Group*
                               a.  / /
                               b.  / /

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization


              UNITED STATES

                    7     Sole Voting Power
  Number of                    735,200
   Shares
Beneficially        8     Shared Voting Power
  Owned By                     0
    Each
  Reporting         9     Sole Dispositive Power
   Person                      735,200
    With
                   10     Shared Dispositive Power
                               0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     735,200

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                   / /

13   Percent of Class Represented By Amount in Row (11)

     5.6%

14   Type of Reporting Person*

     IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares (the "Shares") of Class B Common Stock, $.01 par value, of Universal Health Services, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 367 South Gulph Road, King of Prussia, Pennsylvania 19406. This statement on
Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent acquisition of Shares, as a consequence of which the Reporting Person became the beneficial owner of more than 5% of the outstanding Shares.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is filed on behalf of Mr. George Soros ("Mr. Soros") in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management (the "Reporting Person" or "SFM"). The statement relates to Shares acquired at the direction of the Reporting Person for the respective accounts of Quantum Partners LDC ("Quantum Partners") and Quasar International Partners C.V. ("Quasar Partners"), two of the Reporting Person's institutional clients (the "SFM Clients") which have granted investment discretion to the Reporting Person pursuant to separate investment advisory contracts (the "SFM Contracts").

          SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including the SFM Clients. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself.

          Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including the Shares, held for the respective accounts of the SFM Clients as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

          The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Quasar Partners expended $4,874,939.16 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account during the past 60 days. The Shares held by the SFM Clients were purchased through margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc., which extends margin credit to the SFM Clients as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the Shares for the account of the SFM Clients for investment purposes, and the Reporting Person does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. The Reporting Person may notify management of the Issuer that, if management is willing to do so, the Reporting Person is available to discuss, and may be willing to participate in, any proposals for enhancing shareholder value.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person may be deemed the beneficial owner of 735,200 Shares (approximately 5.6% of the total number of Shares outstanding). This number consists of (i) 475,100 Shares held for the account of Quantum Partners (approximately 3.6% of the total number of Shares outstanding) and
(ii) 260,100 Shares held for the account of Quasar Partners (approximately 2.0% of the total number of Shares outstanding). Mr. Soros, as sole proprietor of SFM, may be considered a beneficial owner of the Shares held for the account of the SFM Clients by reason of the SFM Contracts with the SFM Clients for the purposes of Section 13(d) of the 1934 Act. Mr. Robert Raiff, a Managing Director of SFM, may be considered a beneficial owner for the purposes of
Section 13(d) of the 1934 Act of 31,000 Shares held for the account of Centurion Partners, L.P., a limited partnership of which Mr. Raiff is the sole general partner.

          (b) SFM exercises the sole power to direct the disposition and voting of the 475,100 Shares held for the account of Quantum Partners and the 260,100 Shares held for the account of Quasar Partners.

          (c) A schedule identifying all transactions involving the Shares effected by the Reporting Person since March 20, 1994 (the 60 days prior to the date hereof) is included as Annex B hereto which is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions in the over-the-counter market. Except for the transactions listed in Annex B, there have been no transactions with respect to the Shares since March 20, 1994, 60 days prior to the date hereof, by the Reporting Person or other persons identified in response to Item 2.

          (d) The shareholders of the SFM Clients have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by the respective SFM Clients (including the Shares) in accordance with their respective share ownership interests in the SFM Clients.

          (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  May 19, 1994            GEORGE SOROS


                               By:  /s/ Sean C. Warren
                                    --------------------
                                    Sean C. Warren
                                    Attorney-in-Fact
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                                                                          Page 7



                                    ANNEX A


          The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                          Scott K. H. Bessent
                          Walter Burlock
                          Stanley Druckenmiller
                          Arminio Fraga
                          Gary Gladstein
                          Robert A. Johnson
                          Donald H. Krueger
                          Elizabeth Larson
                          Gerard Manolovici
                          Gabriel S. Nechamkin
                          Steven Okin
                          Dale Precoda
                          Robert M. Raiff
                          Lief D. Rosenblatt
                          Mark D. Sonnino
                          Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                    ANNEX B

RECENT TRANSACTIONS IN COMMON STOCK OF UNIVERSAL HEALTH SERVICES, INC.

    For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
    ------------------        -------------------         ---------------------         ----------------        ------------------
 Quasar International               4/04/94                     Purchase                       2,500                    23.310
  Partners C.V.(1)                  4/11/94                     Purchase                       2,000                    23.300
                                    4/18/94                     Purchase                       3,000                    23.133
                                    4/19/94                     Purchase                      41,500                    22.087
                                    4/21/94                     Purchase                         500                    22.810
                                    4/26/94                     Purchase                       8,600                    23.273
                                    4/28/94                     Purchase                       1,000                    23.550
                                    5/02/94                     Purchase                       6,300                    24.935
                                    5/02/94                     Purchase                      14,200                    24.189
                                    5/04/94                     Purchase                       6,000                    26.310
                                    5/04/94                     Purchase                       4,000                    27.404
                                    5/05/94                     Purchase                       5,000                    26.000
                                    5/06/94                     Purchase                       9,500                    25.682
                                    5/09/94                     Purchase                       1,900                    25.925
                                    5/10/94                     Purchase                       5,700                    25.791
                                    5/11/94                     Purchase                      19,600                    25.810
                                    5/11/94                     Purchase                       4,300                    25.817
                                    5/12/94                     Purchase                       1,400                    26.041
                                    5/16/94                     Purchase                       1,300                    26.050
                                    5/17/94                     Purchase                       1,300                    25.896
                                    5/17/94                     Purchase                      58,000                    25.685



- ------------------------

1  Transactions effected at the direction of Soros Fund Management
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                                                                          Page 9


                               INDEX OF EXHIBITS



EXHIBIT                                                                     PAGE
- -------                                                                     ----

     A    Power of Attorney, dated December 11, 1991, granted by Mr.
          George Soros in favor of Mr. Sean C. Warren.                        10